FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

October 5, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 5, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Dorato receives additional Lucero target results, expanding the zone of gold and copper mineralization at Cordillera del Condor project in northwest Peru.

Item 5.	Full Description of Material Change

The Issuer reports additional results from Minera Afrodita’s 2010 exploration program at the Lucero target on the Cordillera del Condor Project in northern Peru.  Further geochemical soil sampling results from the 2010 program indicate a north-to-northeast-trending zone of anomalous gold and copper geochemistry, of values grading over 0.5 g/t gold and 0.1% copper, measuring over 700 metres in width.  Together with the anomalous rock samples, the soil samples define an open-ended mineralized corridor 1.1 kilometres in length, suggesting the presence of a significant gold-copper bearing system.  The Issuer has a right to acquire 100% of Minera Afrodita.

Soil Sampling Results

Soil sampling in 2010 has focused in and around the Lucero discovery zone (Figs. 1A-1D) defined by anomalous gold and copper soil and outcrop rock samples, and coincident electromagnetic and magnetic anomalies.  In 2010 a total of 536 soil samples have been collected over the Lucero Target (Fig. 2).  The samples were collected primarily in a grid, from depths between 0.05 and 1.3 metres (average depth is 0.40 metre).  Results have produced high-quality gold and copper anomalies with related silver and base metal (lead and zinc) mineralization.

Gold values in soil range from below detection to 6,368 ppb (6.4 g/t gold) (Figs. 1A and 1B), and copper values range from 3.1 to 5,046.8 ppm (0.5% copper) (Figs. 1C and 1D).  Silver values range from below detection to 22.5 g/t, with zinc values ranging from 18 ppm up to 1.1% (upper detection limit) and lead ranging from 4.7 ppm to 1.1% (upper detection limit).

The results define a robust multi-element soil and rock sample geochemical anomaly over 700 metres in width (east-west) and over 1,100 metres in length (north-south) over the Lucero target.  The soil anomaly is coincident with airborne geophysical magnetic data, and confirmed by gold - copper mineralization discovered by surface rock sampling and trenching.  The gold and copper mineralization occurs in a hydrothermally altered package of sedimentary and intrusive rocks. Significant gold-copper mineralization is also found in massive magnetite replacement and breccia bodies.

Figure 1.  Gold and copper in soil geochemistry for the Lucero discovery zone.  Individual figures show gold and copper anomalies in rocks and soils. Gold in soil geochemistry is plotted with geology (Fig. 1A), and magnetic data (Fig. 1B ).  Copper in soil geochemistry is plotted with geology (Fig. 1C) and magnetic data (Fig. 1D).

Lucero Discovery

Lucero is a 100% grass-roots discovery and was not previously exposed by informal miners.  The Lucero target was identified by magnetic and electromagnetic (EM) geophysical data combined with preliminary regional geology and stream sediment geochemistry.  The Lucero discovery zone mineralization now forms an extensive gold and base metal mineralized zone that extends for over one kilometre.

Significant results to date include a series of 10 continuous rock chip samples collected over 30 metres grading up to 11.17 g/t gold and averaging 2.85 g/t gold and 0.37% copper (news release NR09-17). Follow-up trenching 350 metres south of this zone, intercepted 41 metres grading 3.08 g/t gold and 0.20% copper in trench 755201 (NR10-20).   That this sampling was completed 350 metres south of and upslope of the rock sampling demonstrates the continuous nature of gold grade at Lucero and suggests that the discovery zone has significant bulk tonnage potential.

Ongoing Work

Exploration work is ongoing at Lucero with additional soil and rock sample and trenching results pending, including those from the expansion of the soil grid and further outcrop sampling over the discovery zone.  Additional exploration work at Lucero focuses on bringing the highest quality targets within the discovery zone to the drill testing stage.

Figure 2.  Location of the Lucero discovery and the high priority Taricori and Canelo prospects.

Cordillera del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces averaging 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

October 6, 2010